

Rueil, July 08, 2003



03029311

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA



Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Consolidated net sales for first half 2003

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,





Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps



7 August 2003

PRESS RELEASE

CONSOLIDATED NET SALES FOR FIRST HALF 2003

Net sales steady at 8.5 billion euros, up 2.1% on a like-for-like basis,

reflecting the soundness of the company's business and customer portfolios in France and international markets,

and a good overall performance in the second quarter.

Order backlog maintained at high level; good outlook for 2003 confirmed.

VINCI generated consolidated net sales of 8.5 billion euros during the first half of 2003, up 2.1% over the previous year on a like-for-like basis.

Net sales were up 0.6% on an actual basis, the negative impact of the weakness in pound sterling and currencies linked to the dollar having been completely offset by organic growth and the integration of the latest acquisitions.

These figures demonstrate that VINCI's constant focus on improving operating profitability by adhering strictly to its selective order-taking procedure for new business is without incidence on the level of sales.

Following a first quarter marked by bad weather in most European countries and an unfavourable geopolitical environment, the second quarter showed an upturn in business, especially significant in concessions and construction in France.

In France, net sales amounted to 5.2 billion euros, up 2% on a like-for-like basis for the first half as a whole. This figure includes a rise of almost 6% in the second quarter reflecting growth in most VINCI businesses. On an actual basis first-half net sales in France increased 3%. It should be noted that net sales for the first half of 2002 included non-recurring proceeds of 75 million euros from a property transaction. Excluding that transaction, growth of net sales in France would have been 3.4% on a like-for-like basis and 4.5% on an actual basis.

Outside France, net sales overall remained high at 3.4 billion euros, showing a slight increase of 2.3% for the first half at constant exchange rates and consolidation scope. On an actual basis, despite the impact of unfavourable exchange rates, the fall in net sales was limited to 2.8%. This is attributable to good performances by Eurovia and VINCI Construction outside France, which offset the decline recorded by VINCI Energies as a result of the poor industrial investment climate in Europe and the restructuring of TMS following its recent acquisition.

Concessions and services (actual: +3.2% ; like-for-like: +3.1%)

Half-year net sales for the concessions and services business amounted to 910 million euros, up 3% over the same period in 2002 on a like-for-like basis.

Cofiroute recorded a 3.7% increase in toll revenue for the first half as a whole due to 6% growth in the second quarter. Net sales, now calculated to include related services, amounted to 383 million euros, up 5.5% on an actual basis. The dip in traffic in the first quarter as a result of the bad weather in January was made up completely in the second quarter. For the first half as a whole, traffic increased 1.2% on a like-for-like network basis and was attributable to light vehicles.

VINCI Park's net sales amounted to 244 million euros, up 4.3% on a like-for-like basis and almost 5% on an actual basis. Business was driven principally by developments in France and organic growth in other markets, which more than offset the negative impact of exchange rates and the fall in demand at some commercial centre car parks.

In the airport segment, despite the very difficult business climate, VINCI Airports recorded over 2% growth in net sales on a like-for-like basis, and a 0.6% decline on an actual basis due to the weaker dollar. In ramp and passenger services, this good performance reflects VINCI's ability to integrate new activities and expand its customer bases.

Other structures under concession recorded a 4% decline in net sales to 44 million euros, due to the negative impact of exchange rates.

Energy (actual: +0.8% ; like-for-like: -0.7%)

VINCI Energies recorded a slight increase in first-half net sales to 1.5 billion euros on an actual basis. This was due to organic growth in France and the integration of recent acquisitions, which more than offset the decline in business affecting several European subsidiaries.

In France, net sales rose 3.3% to 1.1 billion euros, representing 4.1% growth on an actual basis. The upturn in telecommunications infrastructure and the dynamic performance of the fire protection segment offset industry's general sluggishness.

Outside France, net sales amounted to 431 million euros, down 10% or 6% on an actual basis, due mainly to the performance in Germany and a more seasonal downturn in investment in the car industry. The integration of the new Spanish subsidiary, Spark Ibérica, was accomplished satisfactorily.

Roads (actual: -2.2% ; like-for-like: +0.7%)

Eurovia's half-year net sales rose 0.7% on a like-for-like basis to 2.3 billion euros. This reflects an improved situation in France during the second quarter and the good performance overall of business outside France, which represented 42% of total net sales.

On an actual basis, net sales were down slightly due to the impact of unfavourable exchange rate fluctuations.

In France, following a first quarter marked by severe bad weather, Eurovia recorded a satisfactory volume of business in the second quarter, similar to that achieved in the same period of 2002. For the first half as a whole, the decline in net sales was limited to 1.8%, confirming the goal of stabilising sales for the rest of the year.

Outside France, net sales amounted to almost 1 billion euros, up 4.4% on a like-for-like basis. Strong growth was recorded in the Czech Republic (up 19% to 198 million euros), the UK (up 15% to 217 million euros) and Spain (up 10% to 74 million euros). However, sales continued to decline in Germany (down 6% to 232 million euros), due to strict adherence to the selective order-taking policy aimed at further improving operating margins.

Construction (actual: +3.5% ; like-for-like: +5.7%)

VINCI Construction's half-year net sales increased 5.7% to 3.8 billion euros on a like-for-like basis.

In France, where VINCI Construction generates 55% of its net sales, which represented 2 billion euros for the first half, growth was more than 6% (up 9% for the second quarter). This excellent performance was driven by building businesses in most regions, the development of maintenance activities and the start of an upturn in civil engineering, which is expected to become stronger.

Outside France, net sales rose almost 5.3% to 1.7 billion euros on a like-for-like basis, with varying performances by business and by geographic area. Norwest Holst, the UK subsidiary, whose net sales increased 23% to 372 million euros, recorded strong business in civil engineering (London-Channel Tunnel rail link) and maintenance (good integration of Crispin & Borst, which was acquired in 2002). There was strong growth also in major projects (up 57% to 307 million euros) due to the ramp-up of several big contracts (Rion-Antirion bridge in Greece, railway infrastructure in the UK, pumping stations in Libya). Sales generated by subsidiaries in Africa, however, were down from the first half of 2002, when a significant contract for Esso in the Cameroon was completed.

Based on the above results and the fact that the order backlog has been maintained at a high level (11.8 billion euros, representing nine months of average business activity, an increase of over 3% since the beginning of the year), VINCI can confirm its target of voluntarily moderate full-year growth on a like-for-like basis compared with 2002. There should also be further improvement in operating profitability.

The half-year results for 2003 will be published after the Board meeting on 11 September.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 835, 247, 030 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 30 JUNE 2003 (provisional)

(In millions of euros)

	30 June 2003	30 June 2002	Variation 2003/2002	
			actual	like-for-like
CONSOLIDATED NET SALES				
Concessions and services	**909,9**	**882,1**	**3,2%**	**3,1%**
Energies	**1 493,2**	**1 480,9**	**0,8%**	**(0,7%)**
Roads	**2 328,7**	**2 382,0**	**(2,2%)**	**0,7%**
Construction	**3 759,9**	**3 633,3**	**3,5%**	**5,7%**
Miscellaneous and double counts	**23,8**	**87,5**		
Total	**8 515,6**	**8 465,8**	**0,6%**	**2,1%**
Of which France				
Concessions and services	674,9	616,7	9,4%	3,5%
Energies	1 062,1	1 020,4	4,1%	3,3%
Roads	1 343,9	1 368,5	(1,8%)	(1,8%)
Construction	2 026,6	1 904,0	6,4%	6,1%
Miscellaneous and double counts	47,7	99,0		
Total	**5 155,1**	**5 008,6**	**2,9%**	**1,9%**
Of which outside France				
Concessions and services	235,1	265,4	(11,4%)	2,0%
Energies	431,1	460,5	(6,4%)	(9,8%)
Roads	984,8	1 013,5	(2,8%)	4,4%
Construction	1 733,3	1 729,3	0,2%	5,3%
Miscellaneous and double counts	(23,9)	(11,5)		
Total	**3 360,5**	**3 457,2**	**(2,8%)**	**2,3%**

VINCI
Public Limited Company ("Société Anonyme") with capital stock of 835, 247, 030 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES FOR THE SECOND QUARTER 2003 ONLY

(In millions of euros)

	2nd quarter 2003	2nd quarter 2002	Variation 2003/2002	
			actual	like-for-like
CONSOLIDATED NET SALES				
Concessions and services	**486,5**	**465,1**	**4,6%**	**2,3%**
Energies	**787,1**	**790,4**	**(0,4%)**	**(2,8%)**
Roads	**1 412,4**	**1 439,2**	**(1,9%)**	**1,2%**
Construction	**2 029,6**	**1 949,1**	**4,1%**	**7,4%**
Miscellaneous and double counts	**24,6**	**(7,2)**		
Total	**4 740,1**	**4 636,6**	**2,2%**	**3,9%**
Of which France				
Concessions and services	373,5	335,8	11,2%	4,3%
Energies	558,7	533,4	4,7%	3,0%
Roads	799,0	812,6	(1,7%)	(1,2%)
Construction	1 097,4	1 006,3	9,1%	9,1%
Miscellaneous and double counts	43,2	0,8		
Total	**2 871,9**	**2 689,0**	**6,8%**	**5,7%**
Of which outside France				
Concessions and services	112,9	129,3	(12,7%)	(4,0%)
Energies	228,4	256,9	(11,1%)	(15,1%)
Roads	613,3	626,6	(2,1%)	4,4%
Construction	932,2	942,8	(1,1%)	5,4%
Miscellaneous and double counts	(18,7)	(8,0)		
Total	**1 868,2**	**1 947,6**	**(4,1%)**	**1,1%**